UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Bryan E. Davis

Jones Day

1420 Peachtree Street, N.E.

Atlanta, GA 30309

(404) 581-3939

October 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BBAC, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cherokee Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

*  Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Reid M. Zeising
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,806,728*
9. Sole Dispositive Power None
10. Shared Dispositive Power 435,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.24%**
14.	Type of Reporting Person (See Instructions) IN

*  Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

Introductory Note.

This Amendment No. 6 (as defined herein) is filed by BBAC, LLC (“BBAC”), Cherokee Advisors, LLC (“Cherokee”) and Reid M. Zeising (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 6 amends the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2006, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2006, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 5, 2006, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 7, 2006, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on June 12, 2007, and Amendment No. 5 to Schedule 13D filed by the Reporting Persons on October 1, 2007 (the “Amended Statement” and, collectively with this Amendment No. 6, the “Statement”). The address of the Issuer’s principal executive office is 1657 N. Shelby Oaks Drive, Suite 105, Memphis, Tennessee 38134.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following at the end of Item 3:

On October 30, 2007, BBAC entered into amendments to the commitment letters with Regions and Harbert that extend the expiration date of each commitment letter until November 5, 2007. Additionally, also on October 30, 2007, BBAC and its wholly owned subsidiary, BBAC Merger Sub, Inc., entered into an agreement with the Issuer to extend the date on which either the Issuer or BBAC could seek to terminate the Merger Agreement from October 31, 2007 to November 5, 2007.

The amendments to the commitment letters and the agreement regarding the Merger Agreement are attached as Exhibit R, Exhibit S and Exhibit T, respectively, and are incorporated by reference in their entirety into this Item 3.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit R: Amendment to Regions Bank Commitment Letter

Exhibit S: Amendment to Harbert Mezzanine Partners II, L.P. Commitment Letter

Exhibit T: Agreement regarding the Merger Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

October 30, 2007
(Date)

BBAC, LLC

By: Reid Zeising Chairman /s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid Zeising Managing Member /s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)